Exhibit 99.55
Golder Associates Inc.
44 Union Boulevard, Suite 300
Denver, CO 80228
phone: (303) 980-0540 fax: (303) 985-2080
jmjohnson@golder.com
CERTIFICATE OF QUALIFIED PERSON
James M. Johnson
1.	I, James M. Johnson, P.E., am a Professional Engineer and Principal and Project Director of Golder Associates Inc. of Denver, Colorado.

2.	I am a member of the Society for Mining, Metallurgy and Exploration Inc., a member of the American Society of Civil Engineers, a member of the United States Society on Dams, and a member of the Association of State Dam Safety Officials.

3.	I graduated from Cornell University in 1976 with a Bachelor of Science degree in Civil Engineering and from Purdue University in 1979 with a Master of Science degree in Civil Engineering (Geotechnical). I have practised my profession continuously since 1979.

4.	Since 1979 I have held positions in the following engineering consulting firms, working primarily on analysis, design, permitting and construction of tailings, heap leach, mine waste storage and water storage facilities:
(a)	From 1979 to 1983 as a staff level geotechnical engineer based in Vancouver, British Columbia, Canada, working for Klohn Leonoff Ltd.;

(b)	From 1983 to 1986 as a project level engineer based in Denver, Colorado USA, working for Fox Consultants Inc. (1983 - 1985) and Canonie Engineers (1985 - 1986);

(c)	From 1986 to 1994 as a senior engineer based in Denver, Colorado USA, working for Steffen Robertson and Kirsten (US) Inc. (1986 - 1991) and Woodward-Clyde Consultants (1991 -1994);

(d)	From 1994 to present as an Associate, then Principal and Project Director, for Golder Associates Inc. in Denver, Colorado.
5.	I am a Professional Engineer in good standing in the State of Arizona in the area of Civil Engineering. I am also registered as a professional engineer in eleven other states including my primary registration in Colorado.

6.	As a result of my experience and qualifications I am a Qualified Person as defined in National Instrument 43-101.

7.	I am presently a Principal and Project Director for Golder Associates Inc.

8.	I am responsible for the Tailings Storage Facility design for the Peñasquito Project as documented in the June 2006 Golder report titled “Tailings Storage Facility Conceptual Design Report, Peñasquito Project, Zacatecas State, Mexico” (Project No. 063- 2100.2010). This report, prepared by personnel of Golder Associates Inc. under my direct supervision, is included as an appendix to the technical report titled “Peñasquito Feasibility Study 100,000 MTPD” dated July 27, 2006 (the “Technical Report”) relating to the Peñasquito Project. I understand that changes have been made to mine plan since the June, 2006 report was published which will impact the size, location and operation of the tailings facilities, and that I will have the opportunity to review and revise the design based on an updated mine plan when it becomes available. I have not visited the Peñasquito property.

9.	Civil and geotechnical calculations for the Tailings Storage Facility design were prepared under my direct supervision by a team of engineers and support personnel. The evaluation of tailings geochemistry was the responsibility of the following technical specialist:
(a)	Mr. Matt Wickham, a senior project manager and Associate at Golder Associates in Lakewood, Colorado with more than 20 years experience in hydrogeology and geochemistry in addition to M.Sc. and B.Sc. degrees in Hydrology and Hydrogeology from the University of Arizona.
10.	I have had no prior involvement with the property that is the subject of the Technical Report.
11.	I am not aware of any material fact or material change with respect to the subject matter which is not reflected in this report, the omission to disclose which would make the Technical Report misleading.
12.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.
13.	I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.
Dated this 25th day of September, 2006.

/s/ James M. Johnson
James M. Johnson, P.E.,
Principal and Project Director
QUALIFIED PERSON